Exhibit 99.7

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

August 13, 2014	NR 17 - 2014

Avrupa commences drilling at Covas Tungsten Project, Portugal

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Drilling up to 20 holes, totaling approximately 1,300 meters

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Immediate goals – to increase the high grade WO3 resources and expand high grade mineralization

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the Company has commenced a third phase of drilling at the Covas Tungsten Project, joint ventured with Blackheath Resources Inc.  The project is operated by Avrupa and funded by Blackheath, under a previously announced amendment to the Covas Joint Venture earn-in agreement (see news release of May 12, 2014).

The initial part of the new Phase 3 drilling program will center on the eastern side of the Covas prospect at the Lapa Grande, Muito Seco, Castelo, and Boundary targets, where previous JV and historic drilling have indicated good potential for development of high-grade tungsten (WO3)  resources.  The Company anticipates drilling up to 15 shallow holes, totaling approximately 1,100 meters, in these deposit areas, following successful Phases 1 and 2 drilling.  The immediate goals of the drilling are to increase and better define the high grade WO3 resources in the four areas, and to potentially connect several of the known lenses of mineralization.

The second part of this program will be directed towards the Telheira target and other western Covas possibilities.  Spring/early summer fieldwork in the western half of the Covas prospect, consisting of geological mapping, soil and rock sample geochemistry, and 17 line-kilometers of IP-Resistivity and Magnetics geophysical data collection, centered at Telheira and other nearby tungsten mineralization targets.  Review and interpretation of the data is nearing completion, and the Company expects to be able to complete the drill targeting process with the placement of up to five more drill holes, totaling 200 to 400 meters.  The top priority will be to expand the high grade Telheira mineralization, as well as test and upgrade several nearby, previously poorly- or un-tested mineral targets.

Paul W. Kuhn, President and CEO of Avrupa Minerals, stated, “It is exciting to get the third phase drilling campaign started, as we will be keying in on known high grade WO3 areas around the Covas prospect.  The JV has put a lot of energy into upgrading the targets this year, with a strong surface exploration effort, and we are looking forward to positive results from Lapa Grande, Castelo, and Telheira, in particular.”

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $36 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Joint Venture is not considering the historical estimates as current mineral resources.)

Blackheath Resources Inc. is listed on the TSX Venture Exchange, and is focused on tungsten exploration and development in Portugal.  The Company holds the past-producing Covas, Borralha, Vale das Gatas and Adoria tungsten projects and also the Bejanca tungsten/tin project.  Management of Blackheath has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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